FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 33633

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Zep Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Zep Inc.

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 30318

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	By:	Zep Inc. Plan Administrator

	By:	/s/ John K. Morgan
	Name:	John K. Morgan
	Title:	Chairman, President and Chief Executive Officer

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Zep Inc. 401(k) Plan

At December 31, 2008 and 2007 and

for the year ended December 31, 2008

Zep Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

At December 31, 2008 and 2007 and for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator

Zep Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Zep Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA

June 26, 2009

Zep Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$125,469,447	$187,403,391
Cash, non-interest bearing	338,474	—
Participant Contributions Receivable	110,003	104,784
Employer Contributions Receivable	46,185	41,238

Total Assets	125,964,109	187,549,413

Liabilities

Excess Contributions Payable	156,473	297,602

Net assets available for benefits, at fair value	125,807,636	187,251,811
Adjustment from fair value to contract value for interest relative to fully benefit responsive investment contracts	1,542,257	(416,291)

Net Assets Available for Benefits	$127,349,893	$186,835,520

The accompanying Notes to Financial Statements are an integral part of these statements.

Zep Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions:
Interest and dividend income	$2,012,070
Contributions:
Employer contributions	2,284,025
Participant contributions	6,869,199

Total additions	11,165,294

Deductions:
Benefit payments	(32,674,744)
Net depreciation in fair value of investments	(37,976,177)

Total deductions	(70,650,921)

Net decrease in assets available for benefits	(59,485,627)

Net assets available for benefits:
Beginning of year	186,835,520

End of the year	$127,349,893

The accompanying Notes to Financial Statements are an integral part of these statements.

Zep Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

The financial position of the Zep Inc. (the “Company”, the “Employer” or “Zep”) 401(k) Plan (the “Plan”) is included in the accompanying financial statements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to October 31, 2007 the Plan was included within the Acuity Brands, Inc. Defined Contribution Plan Master Trust. Effective close of business on October 31, 2007, Zep Inc. spun-off from its then parent company Acuity Brands, Inc. The effect of this transaction as it relates to the Plan is more fully discussed within the Company’s Annual Report on Form 11-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission (“SEC”) on June 27, 2008 (File No. 01- 33633).

Zep prospectively adopted Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”) on January 1, 2008. SFAS No. 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and expands disclosure requirements pertaining to fair value measurements. See Footnote 4 of Notes to Financial Statements for further detail regarding this pronouncement’s adoption.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at a 3% deferral rate. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Refer to the respective summary plan description or Plan agreement for additional information about the Plan’s eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

The Plan is a defined contribution plan. The Plan covers substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in the Plan and foreign employees of the Company are not eligible to participate.

Employees of the Company have immediate eligibility upon attaining the age of 21 and satisfying a 30-day minimum employment period. The Plan further provides that forfeitures of Employer contributions may be used to pay Plan administrative expenses or reduce future Employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of certain portions of the Company’s business, Plan participants shall automatically become fully vested in Employer contributions upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan is permitted during a calendar year.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, residential loans must be repaid within ten years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administration

Administration of the Plan is the responsibility of the Company’s investment committee, which is designated by the Compensation Committee of Zep’s Board of Directors. All administrative expenses of the Plan were paid by either the Company or Plan forfeitures during the year ended December 31, 2008.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides the Company the right to discontinue contributions or to terminate the Plan at any time.

In the event of a Plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments.

Investment in Parties-In-Interest Common Stock

As of December 31, 2007, the percentage of the Plan’s net assets invested in the common stock of Zep, which began regular-way trading on November 1, 2007, was 1.0%. As of December 31, 2008, the percentage of the Plan’s net assets invested in the common stock of Zep was 2.8%. The percentage of the Plan’s net assets invested in the common stock of Acuity Brands, Inc. at December 31, 2007 was 5.3%. There were no investments in the common stock of Acuity Brands, Inc. as of December 31, 2008.

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Zep Inc. 401(k) Plan	1% to 25% of compensation	50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

A temporary suspension of Zep’s match of participant contributions was instituted during January 2009. Zep expects to partially restore the employer match component of its defined contribution plan during the fourth quarter of fiscal year 2009; full reinstatement of the employer matching contribution benefit is expected to occur during January 2010.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained by the trustee, Merrill Lynch National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Plan are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Plan, including synthetic guaranteed investment contracts (“synthetic GICs”), are stated at fair value, as determined by the trustee from quoted market prices or quoted redemption values in an active market or as determined by the Investment Manager using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. Participant loans are valued at their outstanding balances, which approximate fair value.

Prior to the October 31, 2007 spin-off, the Plan held investments in synthetic GICs or (“wrap contracts”) through its inclusion in the Acuity Brands, Inc. Defined Contribution Plan Master Trust’s Stable Value Fund. The Plan continues to hold investments in synthetic GIC’s as part of the Stable Value Fund investment held by the Plan. The synthetic GICs each hold a diversified portfolio of primarily corporate bonds, or units of collective trust funds holding corporate and government bonds. Bonds or units of collective trust funds were held in the name of the Plan. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the Plan’s investments in synthetic GICs have been presented at fair value on the Statements of Net Assets Available for Benefits. An adjustment has also been included in the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying assets being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The synthetic GIC issuers can only terminate the contract under very limited circumstances, such as the Company or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Zep does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 4.27% and 5.00% at December 31, 2008 and 2007, respectively, while the average yields actually credited to members was approximately 4.11% and 4.99% at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the fair values of the Plan’s interest in the underlying assets of the synthetic GICs were $44,467,533 and $42,373,250, respectively, and the values of the book valuation adjustments were $1,542,257 and $(416,291) for these respective periods.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2008	December 31, 2007
Zep Inc. Stable Value Fund	$44,467,533	$42,373,250
Dow Jones Target 2025 Fund	11,843,024	17,834,829
Vanguard S&P 500 Index Fund	10,601,515	21,827,768
American Century Equity Income	8,510,626	13,189,710
Templeton Foreign Inst Fund	*	15,292,580
T. Rowe Price Mid Cap Growth Fund	*	11,023,443
Acuity Brands Stock A Fund (frozen as of 12/31/07)	*	9,931,936

* - Indicates that balance does not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008.

The following investments are the components of the synthetic GICs, and any of these investments exceeding 5% or more of the Plan’s net assets have been denoted with an asterisk (*):

Zep Inc. Stable Value Fund

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short-term Bond	$5,410,860	$196,263	$5,607,123
NATIXIS Capital Markets *	IGT INVESCO AAA ABS	9,317,774	346,742	9,664,516
Monumental*	IGT MxMgr Core	6,590,499	291,204	6,881,703
Rabobank Nederland*	IGT MxMGR Int G/C	7,662,984	265,508	7,928,492
State Street Bank	IGT INVESCO Short-term Bond	5,301,066	187,084	5,488,150
Pacific Life*	IGT MxMGR Int G/C	7,826,187	255,456	8,081,643

Subtotal		42,109,370	1,542,257	43,651,627

Cash
State Street Bank	Cash	2,358,163	—	2,358,163

Total		$44,467,533	$1,542,257	$46,009,790

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The components of Net depreciation in fair value of investments of the Plan for the year ended December 31, 2008 are as follows:

Net depreciation in fair value of common stock (quoted market prices)	$(980,331)
Net appreciation in fair value from 103-12 investment entities (fair value determined by trustee)	1,867,434
Net depreciation in fair value from common/collective trust funds (fair value determined by trustee)	(6,199,732)
Net depreciation in fair value from mutual funds (quoted market prices)	(32,663,548)

Net depreciation of fair value of investments	$(37,976,177)

4. Fair Value Measurements

In accordance with SFAS No. 157, Zep determines a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. SFAS No. 157 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that require Zep to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about the Plans’ assets as of December 31, 2008:

		Fair Value Measurements as of December 31, 2008
Assets	Fair Value as of December 31, 2008	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$50,322,103	$50,322,103
103-12 Investment Entities	44,467,533		44,467,533
Common/Collective Trusts	23,614,476		23,614,476
Participant Loans	3,486,570			3,486,570
Common Stock	3,578,765	3,578,765

	$125,469,447

In the above listed tabular disclosure, the fair value of participant loans is based on amortized cost, which approximates fair value using a discounted cash flow model.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The table below presents a summary of changes in the fair value of the Plan’s level 3 assets:

	Fair Value Measurements as of December 31, 2008
Assets	Beginning of Year Balance	Purchases, sales issuances, and settlements, net	End of Year Balance
Participant Loans	$3,470,382	16,188	$3,486,570

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 5, 2009 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Benefits Payable

The Plan had benefit payments or otherwise owed amounts to participants prior to December 31, 2008, but were not paid until subsequent to December 31, 2008 of $338,474.

7. Reconciling Items and Form 5500

An adjustment has been included on the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value. The adjustment relates to the $1,542,257 valuation allowance discussed in Footnotes 2 and 3 of Notes to Financial Statements, and will represent a reconciling item between these financial statements and the Form 5500. The Form 5500 has not yet been finalized. As such, the differences may vary. However, these variances are not expected to be material.

8. Excess Contributions Payable

Subsequent to December 31, 2008, certain 2008 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants on March 12, 2009. A liability for excess contributions of $156,473 and $297,602 was recorded in the respective financial statements as of December 31, 2008 and 2007, respectively.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Zep Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2008

EIN#: 26-0783366 Plan: 007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	T Rowe Price	T Rowe Price Mid-Cap Growth Fund	$4,748,312

	Vanguard	Vanguard Explorer Fund	3,232,845

	Cramer Rosenthal McGlynn	CRM Mid-Cap Value Fund	4,262,006

	Northern Trust	Northern Small Cap Value Fund	2,904,127

	American Century	American Century Equity Income Fund	8,510,626

	T Rowe Price	T Rowe Price Growth Stock Fund	4,161,663

*	Merrill Lynch	SSGA Money Market Fund	166,235

*	Merrill Lynch	IDA Non-Cash Securities Fund	5,693,773

	Templeton	Templeton Foreign Intl Fund	6,041,010

	Vanguard	Vanguard S&P 500 Index Fund	10,601,515

*	State Street Bank	Dow Jones Target Today Fund	1,563,621

*	State Street Bank	Dow Jones Target 2025 Fund	11,843,024

*	State Street Bank	Dow Jones Target 2045 Fund	1,292,554

*	State Street Bank	Dow Jones Target 2015 Fund	2,153,358

*	State Street Bank	Dow Jones Target 2035 Fund	2,100,889

*	State Street Bank	SSGA Bond Index	4,661,021

	ING Life & Annuity	IGT Invesco Short-term Bond Fund	5,410,860

	NATIXIS Capital Markets	IGT Invesco AAA ABS Fund	9,317,774

	Monumental	IGT MxMgr Core Fund	6,590,499

	Rabobank Nederland	IGT MxMGR Int G/C Fund	7,662,984

*	State Street Bank	IGT INVESCO Short-term Bond Fund	5,301,066

	Pacific Life Insurance	IGT MxMGR Int G/C Fund	7,826,187

*	State Street Bank	Cash	2,358,163

*	Zep Inc.	Zep Stock Fund	3,578,765

	Participant Loans	Interest Ranging from 5.00% to 9.25%; various Maturity Dates	3,486,570

	Total investments, at fair value		$125,469,447

*	Represents Party-In-Interest

Note: Cost information has not been included in column (d) because all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.